May 1, 2025

Barend Fruithof
Chief Executive Officer
Aebi Schmidt Holding AG
Schulstrasse 4
CH-8500 Frauenfeld, Switzerland

       Re: Aebi Schmidt Holding AG
           Registration Statement on Form S-4
           Filed April 4, 2025
           File No. 333-286373
Dear Barend Fruithof:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Questions and Answers About the Merger and the Special Meeting, page 2

1. We note your disclosure that the interests of the directors and officers of Shyft in the transactions may differ from the interests of Shyft shareholders. Please provide a question and answer summarizing these interests, how those interests may differ from shareholders, and identify resulting risks. Your revised disclosure should include a cross reference to more information.
Risk Factors, page 24

2. Please add a risk factor highlighting the risks of going public through a merger rather than an underwritten offering, as we note that this transaction would constitute the
       initial public offering of the combined company   s equity securities.
These risks may
 May 1, 2025
Page 2

       include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Aebi Schmidt has identified material weaknesses in its internal control over financial reporting . . ., page 40

3. We note that Aebi Schmidt identified several material weaknesses in its internal control over financial reporting in connection with the preparation of the consolidated financial statements as of and for the years December 31, 2024 and 2023. Please disclose here and on page 184 the timing of remediation activities and any material costs you have incurred or expect to incur.
The Merger
Summary of Material Financial Analyses, page 84

4. We note that the provided analysis and projections are a summary of the information provided to the board. Please revise to include the full projections. Aebi Schmidt Holding AG Consolidated Financial Statements
Note 17. Segments, page 164

5.     We note your disclosure on page 142 that revenues for each of the
company   s
       products would be impracticable to disclose and management does not view its business by product line. Please tell us what consideration was given to disclosing revenues for significant brands, groups of similar products, or lines of businesses. In this regard, in your discussion of segment MD&A you attribute revenue fluctuations to specific brands and types of products and for goodwill impairment testing you have identified Monroe and MB Group as reporting units. Refer to ASC 280-10-50-40.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 174

6.     You disclose that Aebi Schmidt   s key performance indicators are not
based on any
       standardized industry methodology, are based on internal data, and increases or decreases in key performance indicators may not correspond with increases or decreases in revenue. As sales, net income and margin, and net cash provided by
       (used in) operating activities are presented in or derived from amounts in the
       company   s GAAP financial statements, please revise to clarify that these measures are
       presented in or derived from your financial statements and are not internally-derived metrics potentially subject to adjustment. Additionally, clarify your statement that there are inherent challenges in measuring usage and engagement, specifically describe the nature of usage and engagement and how this relates to the key performance indicators presented.
Results of Operations, page 175

7. We note your disclosure that the increase in sales for the North America segment was primarily driven by an increase in orders for airport snow clearing machines (M-B)
       and the company   s municipal business (Monroe brand). We further note
your
       disclosure related to Europe and the Rest of the World referring to Street Sweeping,
 May 1, 2025
Page 3

       airport snow and ice clearing machines, offset by lower legacy agricultural products.
       To the extent available, please revise the discussion of consolidated and/or segment results of operations to disclose the amount of or increase in revenues attributed to significant brands or lines of business. In this regard we note that recent Aebi Schmidt annual reports disclose sales by brands and certain groups of brands, including M-B products and Monroe/Towmaster products. Refer to Item 303(b) of Regulation S-K.
General

8. In an appropriate place in the summary, include a diagram of Shyft's and Aebi
       Schmidt's organizational structures prior to and after the consummation of the merger agreement. With a view to providing investors a picture of the common ownership and how the entities are affiliated, include a depiction of the ownership of Shyft and
       Aebi Schmidt in the diagram. Also include the affiliated entities with which Aebi
       Schmidt does business, so that investors understand how they are affiliated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joyce Sweeney at 202-551-3449 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology